UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Global Gold Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37933T209

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,635,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,635,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 3,277,241
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,277,241
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

This percentage is calculated based on the 86,542,975 shares of common stock of the Issuer (as defined below) reported as outstanding in the Issuer’s most recent Form 10-Q, as filed with the Securities and Exchange Commission on November 26, 2012, and assumes the exercise of 1,000,000 warrants to purchase shares of common stock of the Issuer that are held by the Reporting Person.

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Republics Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,838,167
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,838,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 165,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 165,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,635,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,635,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 3,277,241
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,277,241
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see footnote 1)
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,838,167
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,838,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Advisors LDC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 165,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 165,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 3,277,241
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,277,241
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see footnote 1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 13,915,408
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 13,915,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,915,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9% (see footnote 1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ian Hague
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 34,281,748
	8.	Shared Voting Power 10,638,167
	9.	Sole Dispositive Power 34,281,748
	10.	Shared Dispositive Power 10,638,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,919,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) IN

[2]

This percentage is calculated based on the 86,542,975 shares of common stock of the Issuer (as defined below) reported as outstanding in the Issuer’s most recent Form 10-Q, as filed with the Securities and Exchange Commission on November 26, 2012, and assumes the exercise of 400,000 options to purchase shares of common stock of the Issuer that are held by the Reporting Person in his individual capacity.

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luba Kostyukova
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Gorelik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on November 4, 2004, and amended on March 25, 2005, August 10, 2005, December 4, 2008, December 18, 2008 and November 2, 2010 with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Global Gold Corporation, a Delaware corporation (the “Issuer”). The Company’s principal executive office is located at 555 Theodore Fremd Avenue, Rye, NY 10580.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 6 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 6 is being filed by Firebird Avrora Fund, Ltd., Firebird Global Master Fund, Ltd., Firebird Republics Fund, Ltd. and Firebird Fund, L.P. (each a “Fund” and together the “Funds”), Firebird Avrora Advisors LLC (“Avrora Advisors”), FGS Advisors, LLC (“FGS”), Firebird Management LLC (“Firebird Management”) and Firebird Advisors LDC (“Firebird Advisors, and together with Avrora Advisors, FGS and Firebird Management, the “Advisors”), James Passin (“Mr. Passin”), Harvey Sawikin (“Mr. Sawikin”), Ian Hague (“Mr. Hague”), Luba Kostyukova (“Ms. Kostyukova”) and Steve Gorelik (“Mr. Gorelik,” together with Ms. Kostyukova, the “Employees” and together with the Funds, the Advisors, the Employees, Mr. Passin, Mr. Hague and Mr. Sawikin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is investment manager, and he is manager and controlling principal of FGS. Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is investment manager, and he is manager and controlling principal of Avrora Advisors, Firebird Management and Firebird Advisors, and he is also a controlling principal of FGS. Ian Hague, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is investment manager, and he is manager and principal of Avrora Advisors, Firebird Management and Firebird Advisors, and he is also a principal of FGS. Luba Kostyukova, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. Her principal occupation is senior operations professional at the Advisors. Steve Gorelik, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is portfolio manager with the Advisors.

Avrora Advisors, FGS and Firebird Management are each New York limited liability companies, and Firebird Advisors is a Cayman Islands limited duration company. The Advisors each have their respective principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of Avrora Advisors is to serve as investment manager to Firebird Avrora Fund, Ltd. and to control its investing and trading in securities. The principal business of FGS is to serve as investment manager to Firebird Global Master Fund, Ltd. and certain other investment funds and to control their investing and trading in securities. The principal business of Firebird Management is to serve as investment manager to Firebird Republics Fund, Ltd. and certain other investment funds and to control their investing and trading in securities. The principal business of Firebird Advisors is to serve as the general partner of Firebird Fund, L.P. and to control its investing and trading in securities. The principal business of each Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by the Funds to make all purchases of shares of Common Stock was the working capital of the Funds. The source of the funds used for each of the purchases of Common Stock made by each of the Employees, and by Mr. Hague in his individual capacity with respect to his personal holdings, was such person’s personal funds.

Item 4.	Purpose of Transaction

Each of the Advisors, on behalf of the Fund that it advises, has directed the purchase of the securities reported by them (the “Securities”) as an investment for such Fund. Each Advisor and the Fund that it advises share investment power and voting power with respect to the Securities. Mr. Passin and Mr. Sawikin, who serve as the control persons of FGS, share investment power and voting power with respect to the Securities reported by FGS and the Fund that it advises. Mr. Sawikin, who serves as the control person of Avrora Advisors, Firebird Management and Firebird Advisors, shares investment power and voting power with Mr. Hague with respect to the Securities reported by Avrora Advisors, Firebird Management and Firebird Advisors, and the Funds that each of them advise. The Reporting Persons acquired the Securities because the Advisors considered the Securities to be an attractive investment opportunity. Each Advisor may cause the Fund that it advises to make further acquisitions of shares of Common Stock or other securities of the Issuer from time to time or to dispose of any or all of the Securities held by such Fund at any time.

The Advisors, each on behalf of the Funds that they advise, intend to review continuously their investment in the Issuer and each may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, each of the Advisors may cause the sale of all or part of the Securities held by the Fund that it advises, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The Employees each purchased the shares reported by them as investments. Each Employee has sole voting and investment power with respect to the shares that such person holds, and none of the Employees share any voting or investment power with respect to the securities held by the Funds. Depending on the same factors considered by the Advisors in relation to the shares held by the Funds, each Employee may sell all or part of the shares held by such Employee at any time without prior notice.

Mr. Hague acquired the shares reported by him as an investment. As a member of the board of directors of the Issuer, Mr. Hague has also been granted options to purchase 400,000 shares of Common Stock. Mr. Hague has sole voting and investment power with respect to such securities (and the shares of Common Stock for which the options may be exercised). Depending on the same factors considered by the Advisors in relation to the shares held by the Funds, Mr. Hague may exercise the options that he holds, and may sell all or part of the shares held by Mr. Hague (including those for which options held by him may be exercised) at any time without prior notice.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 6, the Reporting Persons beneficially own an aggregate of 48,222,156 shares of Common Stock (which includes 400,000 options awarded to Mr. Hague in his individual capacity as a director of the Issuer, and warrants to purchase shares of Common Stock held by Firebird Global Master Fund, Ltd.), which represents approximately 54.8% of Issuer’s total outstanding Common Stock (including the shares of Common Stock issuable upon the exercise of the options and warrants described above), and they share voting and dispositive power over the Shares held by the Funds as described above. Of the 48,222,156 shares of Common Stock reported above, Ms. Kostyukova holds 20,000 shares, Mr. Gorelik holds 5,000 shares and Mr. Hague holds 34,281,748 shares (including for this purpose 400,000 options awarded to Mr. Hague by the Issuer) and each individual exercises sole voting and investment power with respect to the shares held by such individual.

(c) On March 11, 2013, FGS Advisors, LLC, on behalf of Firebird Global Master Fund, Ltd., sold an aggregate of 2,949,626 shares of Common Stock in two privately negotiated transactions at a price of $0.03 per share.

(d) Other than the Funds which directly hold the Securities, the options held personally by Mr. Hague, and the shares held by each of their Employees, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Hague holds certain shares of Common Stock, and certain options to purchase shares of Common Stock that were granted to him in his personal capacity as a director of the Issuer. Mr. Hague has filed multiple Forms 4 disclosing the details of these securities.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 6, Mr. Passin, Mr. Sawikin, Mr. Hague, Avrora Advisors, FGS, Firebird Management and Firebird Advisors expressly disclaim beneficial ownership of any of the securities beneficially owned by the Funds and by the Employees and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, Mr. Hague, Avrora Advisors, FGS, Firebird Management and Firebird Advisors is a beneficial owner of any such securities. Each of the Employees expressly disclaim beneficial ownership of any of the securities beneficially owned by the Funds or Mr. Hague and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of the Employees is a beneficial owner of any such securities.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2013

Firebird Avrora Fund, Ltd.		Firebird Global Master Fund, Ltd.

/s/ Harvey Sawikin		/s/ James Passin
Name:	Harvey Sawikin	Name:	James Passin
Title:	Director	Title:	Director

Firebird Republics Fund, Ltd.		Firebird Fund, L.P.

/s/ Harvey Sawikin		/s/ Harvey Sawikin
Name:	Harvey Sawikin	Name:	Harvey Sawikin
Title:	Director	Title:	Principal of the General Partner

Firebird Avrora Advisors LLC		FGS Advisors, LLC

/s/ Harvey Sawikin		/s/ James Passin
Name:	Harvey Sawikin	Name:	James Passin
Title:	Manager	Title:	Manager

Firebird Management LLC		Firebird Advisors LDC

/s/ Harvey Sawikin		/s/ Harvey Sawikin
Name:	Harvey Sawikin	Name:	Harvey Sawikin
Title:	Manager	Title:	Principal

/s/ James Passin		/s/ Harvey Sawikin
Name:	James Passin	Name:	Harvey Sawikin

/s/ Ian Hague		/s/ Steve Gorelik
Name:	Ian Hague	Name:	Steve Gorelik

/s/ Luba Kostyukova
Name:	Luba Kostyukova